As filed with the Securities and Exchange Commission on December 4, 2025	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 _______________

BRITISH AMERICAN TOBACCO P.L.C.

(Exact name of issuer of deposited securities as specified in its charter)

 _______________

N/A

(Translation of issuer’s name into English)

 _______________

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

 _________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 _______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 _______________

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, DE 19711

(302) 738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

 _________________________________

Copies to:

Alyssa K. Caples Cravath, Swaine & Moore LLP 100 Cheapside London EC2V 6DT, United Kingdom +44 (0) 20 7453 1000	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

_________________________________

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive one (1) ordinary share, nominal value 25 pence per share, of British American Tobacco p.l.c.	750,000,000 ADSs	$5.00	$37,500,000.00	$5,178.75

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The for transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

British American Tobacco p.l.c. is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of American Depositary Receipt. – Filed herewith as Exhibit (a)(i).

(ii)	Second Amended and Restated Deposit Agreement, dated as of November 26, 2018, by and among British American Tobacco p.l.c. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Previously filed as exhibit (a)(i) to Registration Statement on Form F-6, Reg. No. 333-266484, filed on August 3, 2022, and incorporated herein by reference.

(iii)	Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of June 14, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement, dated as of December 1, 2008, and as amended as of February 14, 2017. – Previously filed as exhibit (a)(i) to Registration Statement on Form F-6, Reg. No. 333-221983, filed on December 11, 2017, and incorporated herein by reference.

(iv)	Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement, dated as of December 1, 2008. – Previously filed as exhibit (a)(ii) to Registration Statement on Form F-6, Reg. No. 333-217967, filed on May 12, 2017, and incorporated herein by reference.

(v)	Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Previously filed as exhibit (a)(ii) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6, Reg. No. 333-155563, filed on January 13, 2017, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of November 26, 2018, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of December, 2025.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share, nominal value 25 pence per share, of British American Tobacco p.l.c.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, British American Tobacco p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on December 4, 2025.

BRITISH AMERICAN TOBACCO P.L.C.

By:	/s/ Tadeu Marroco
Name: Tadeu Marroco
Title: Chief Executive

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Krishnan Anand, Karen Guerra, Luc Jobin, Holly Keller Koeppel, Uta Kemmerich-Keil, Véronique Laury, Tadeu Marroco, Darrell Thomas, Serpil Timuray, Matthew Wright and Caroline Ferland, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 4, 2025.

Signature	Title

/s/ Krishnan Anand	Non-Executive Director
Krishnan Anand

/s/ Karen Guerra	Non-Executive Director
Karen Guerra

/s/ Luc Jobin	Chair
Luc Jobin

/s/ Holly Keller Koeppel	Senior Independent Director
Holly Keller Koeppel

/s/ Uta Kemmerich-Keil	Non-Executive Director
Uta Kemmerich-Keil

/s/ Véronique Laury	Non-Executive Director
Véronique Laury

/s/ Tadeu Marroco	Executive Director—Chief Executive
Tadeu Marroco	(Principal Executive Officer)

/s/ Darrell Thomas	Non-Executive Director
Darrell Thomas

/s/ Serpil Timuray	Non-Executive Director
Serpil Timuray

/s/ Matthew Wright	Non-Executive Director
Matthew Wright

/s/ Javed Iqbal	Interim Chief Financial Officer
Javed Iqbal	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in Newark, Delaware, United States of America, on December 4, 2025.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of American Depositary Receipt

(d)	Opinion of counsel to the Depositary

(e)	Certificate under Rule 466

II-7